SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 22, 2004

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

Press Release, dated April 22, 2004, announcing the results of ILOG S.A. for the three months and nine months ended March 31, 2004.

ILOG REPORTS 2004 THIRD QUARTER RESULTS

U.S. Business Rules Revenue Growth at 33%

PARIS – April 22, 2004 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced revenues of $28.3 million for its fiscal third quarter ended March 31, 2004, an increase of 4% compared with revenues of $27.2 million same quarter last year. Earnings per share were $0.06 compared with $0.21 last year.

“Good execution and an improving global economy contributed to another profitable quarter, at the high end of our guidance,” said ILOG Chairman and CEO Pierre Haren. “The decrease in upfront royalties from a large European ISV, which we had anticipated, impacted the revenue and earnings of the quarter. However, strong sales of business rules management systems in the US and in Europe, a high percentage of maintenance renewals and consulting revenue growth compensated for that decrease, and enabled us to achieve the $100 million revenue mark in the trailing 12 months. With a good pipeline for the coming quarter, and signs of recovery in the European market, I am confident in our ability to improve our revenue growth and profitability”.

ILOG’s growth and market share in the business rules market were affirmed both by customer activity and several recent analyst reports. IT industry analysts in the U.S. and Europe covering business rules, BPM and enterprise architecture strategies have confirmed that deployment of business rule management systems are increasing worldwide, driven by businesses’ desire to modernize aging legacy architectures. This trend also favors business process management projects – further driving business rules adoption.

Quarterly Sales Highlights

Demand for ILOG’s business rule management systems (BRMS) in the fiscal third quarter led to 18% overall growth year over year, with 33% growth in the U.S. In Europe, business rules revenues grew 28% compared with 2003. Strong demand for BRMS in the U.S. continued to come from financial services, insurance and healthcare companies. ILOG’s BRMS sales in other sectors including manufacturing, e-government, transportation and entertainment increased ILOG’s market diversification and penetration. For example, a large secondary mortgage lender increased its usage of ILOG JRules related to loan underwriting. IBM Global Services has selected ILOG JRules for implementing process automation for a leading rental car company. In Europe, demand was also diverse. A large deal with system integrator Syntegra calls for ILOG JRules™ to automate health care records management as part of the UK’s National Health Services IT initiative. The French National Railway (SNCF) also selected ILOG JRules for streamlining and automating decision making and improving operational efficiency.

Excluding the European ISV royalty decrease, revenues were constant in the manufacturing and supply chain management (SCM) markets. Moreover, two other major SCM vendors renewed multiyear agreements to deploy ILOG technology in their offerings.

Underscoring ILOG’s reputation as a software technology leader and innovator, two of ILOG’s products received special recognition this quarter. ILOG JRules won the Jolt Product Excellence Award from Software Development magazine, while ILOG JViews was honored by the magazine with a Productivity Award.

Business Outlook

ILOG believes it will continue to benefit from a strengthening economy in the U.S. and a good pipeline especially in the JRules product. However, the company remains cautious due to the impact of the strong euro on the company’s profitability, and the improving, but still challenging business environment in Europe. For the fourth quarter of fiscal 2004, management expects revenues between $26.5 million and $29.5 million and loss/earnings per share between $(0.04) and $0.12, compared to revenues of $23.5 million and earnings per share of $0.01 in the fourth quarter of fiscal 2003.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Taylor Rafferty. A recording of the call will be available afterward.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2003, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended			Nine Months Ended
	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31
	2004	2003	2004	2004	2003	2004
	(In thousands, except for per share data)
Revenues:
License fees	$16,586	$18,399	€13,362	$44,091	$42,229	€36,897
Services	11,684	8,820	9,372	32,404	26,451	27,240

Total revenues	28,270	27,219	22,734	76,495	68,680	64,137

Cost of revenues:
License fees	325	510	259	770	1,136	645
Services	4,638	3,862	3,720	12,784	10,963	10,744

Total cost of revenues	4,963	4,372	3,979	13,554	12,099	11,389

Gross profit	23,307	22,847	18,755	62,941	56,581	52,748

Operating expenses:
Marketing and selling	13,045	11,701	10,451	36,904	33,980	31,050
Research and development	6,393	5,013	5,093	16,546	13,677	13,819
General and administrative	2,958	2,315	2,365	8,155	6,653	6,841

Total operating expenses	22,396	19,029	17,909	61,605	54,310	51,710

Income from operations	911	3,818	846	1,336	2,271	1,038
Net interest income and other	456	184	367	797	113	661

Net income before taxation	1,367	4,002	1,213	2,133	2,384	1,699
Income taxes	303	542	244	668	1,103	554

Net income after taxation	$1,064	$3,460	€969	$1,465	$1,281	€1,145

Earnings per share
– Basic	$0.06	$0.21	€0.06	$0.08	$0.08	€0.07
– Diluted	$0.06	$0.21	€0.05	$0.08	$0.08	€0.06

Share and share equivalents used in per share calculations
– Basic	17,576	16,845	17,576	17,444	16,781	17,444
– Diluted	18,433	16,870	18,433	18,398	16,806	18,398

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

	Mar 31	June 30	Mar 31
	2004	2003	2004
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$49,343	$39,879	€40,366
Accounts receivable	26,046	23,332	21,307
Other receivables and prepaid expenses	7,347	6,969	6,021

Total current assets	82,736	70,180	67,694
Property and equipment – net and other assets	5,711	6,481	4,672

Total assets	$88,447	$76,661	€72,366

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$18,517	$18,611	€15,088
Current debt	475	506	389
Deferred revenue	19,151	14,841	15,669

Total current liabilities	38,143	33,958	31,146
Long-term portion of debt	296	411	242

Total liabilities	38,439	34,369	31,388

Shareholders’ equity:
Paid-in capital	81,914	78,385	75,226
Accumulated deficit and cumulative translation adjustment	(31,906)	(36,093)	(34,248)

Total shareholders’ equity	50,008	42,292	40,978

Total liabilities and shareholders’ equity	$88,447	$76,661	€72,366

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

	Nine Months Ended
	Mar 31	Mar 31	Mar 31
	2004	2003	2004
	(In thousands)
Cash flow from operating activities:
Net income	$1,465	$1,281	€1,145
Adjustments to reconcile net income to cash used for operating activities:
Depreciation and amortization	2,920	2,749	2,455
Unrealized gain on derivative instruments	(64)	(36)	(59)
Change in working capital	(9)	(932)	122

Net cash provided by operating activities	4,312	3,062	3,663

Cash flows from investing activities:
Acquisition of fixed assets	(811)	(1,603)	(688)

Net cash used for investing activities	(811)	(1,603)	(688)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(463)	(451)	(389)
Cash proceeds from issuance of shares	3,461	884	2,962

Net cash provided by financing activities	2,998	433	2,573

Impact of exchange rate changes on cash and cash equivalents	2,965	2,307	(81)

Net increase in cash and cash equivalents	9,464	4,199	5,467
Cash and cash equivalents, beginning of period	39,879	31,368	34,899

Cash and cash equivalents, end of period	$49,343	$35,567	€40,366

Discussion of Income Statement for the Quarter Ended March 31, 2004

Revenues and Gross Margin

Revenues in the quarter increased to $28.3 million from $27.2 million, or by 4%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues decreased by 3%.

Revenues by region were as follows:

	Three Months Ended
	Mar 31	Mar 31	Increase (decrease)
	2004	2003	As Reported	Constant $
North America	$13,298	$10,564	26%	26%
Europe	12,577	13,232	(5%)	(18%)
Asia	2,395	3,423	(30%)	(35%)

Total revenues	$28,270	$27,219	4%	(3%)

The continued growth in North America is driven by the increase in license and maintenance revenues primarily from the business rules and optimization product lines, combined with an increase in consulting activity. European revenues decreased by 5%, or by 18% when expressed at prior year constant currency rates. Business has stabilized in Europe outside of the significant decrease of the upfront payment of a large ISV whose contribution to the total revenue was 8% compared to 18% in the same quarter of the previous year. Following an outstanding fiscal 2003 third quarter, the Asian revenue decreased by 30% primarily due to some weaknesses in our activity in China and a decrease of our consulting revenues in the region.

License fee revenues decreased by 10%, to $16.6 million from $18.4 million in the prior year’s quarter. The business rules product line increased by 18% over the same quarter last year, representing 45% of license revenues in the quarter. The optimization and visualization product lines decreased by 31% and 12%, representing 32% and 23%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 35% of license revenues compared to 45% in the prior year due to significant decrease of the upfront payment of a large ISV.

Services revenues increased by 32%, to $11.7 million from $8.8 million. This increase mainly derives from higher recurring maintenance revenues from a growing installed base of ILOG licensees as well as greater activity in ILOG’s consulting business. Overall gross margin for the quarter decreased to 82% from 84% compared to the same period in the preceding year, due to the revenue mix shifting from high margin license revenues to lower margin maintenance and consulting revenues in the quarter.

Operating Expenses

The 18% increase in operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting approximately half of the company’s expenses, which were denominated in euros. The euro has been 17% higher against the dollar compared to the same quarter last year. Additionally, the Company felt the impact of recent annual salary adjustments. On March 31, 2004, the company had 609 employees, compared to 616 a year earlier.

Other Income

Net interest and other income for the quarter amounted to $0.5 million compared to $0.2 million in the prior year. This increase is mainly due to foreign exchange gains derived from the Company’s hedging strategy.

Income Taxes

Income tax expense for the quarter amounted to $0.3 million compared to $0.5 million in the prior year. This quarter income tax expense is due to the profitability of the company’s activities in Japan.

Discussion of Income Statement for the Nine Months Ended March 31, 2004

Revenues and Gross Margin

Revenues in the nine-month period increased to $76.5 million from $68.7 million, or by 11%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 5%.

Revenues by region were as follows:

	Nine Months Ended
	Mar 31	Mar 31	Increase (decrease)
	2004	2003	As Reported	Constant $
North America	$39,967	$31,585	27%	27%
Europe	28,875	29,336	(2%)	(15%)
Asia	7,653	7,759	(1%)	(6%)

Total revenues	$76,495	$68,680	11%	5%

The growth in North America is primarily driven by an increase in license and maintenance revenues due to the continued success of the business rules and optimization product lines. European revenues decreased by 2%, or by 15% when expressed at prior year constant currency rates with the significant decrease of the upfront payment of a large ISV in this quarter and the generally weak business conditions encountered in Europe at the beginning of the fiscal year.

License fee revenues increased by 4%, to $44.1 million from $42.2 million in the prior year nine-month period, benefiting from a 9% and 10% license revenue growth of the business rules and visualization product lines respectively with a 4% decrease of the license revenues from the optimization product line.

Services revenues increased by 23%, to $32.4 million from $26.5 million. This growth mainly derives from increased maintenance revenues from the growing installed base of ILOG licensees. Overall gross margin for the nine-month period stayed level at 82% compared to the same period in the preceding year.

Operating Expenses

Operating expenses generally increased by 13% over the prior year mainly due to a 17% strengthening of the euro against the dollar, since more than half of the company’s expenses were denominated in euros.

Other Income

During the nine-month period, net interest and other income amounted to $0.8 million compared to $0.1 million in the prior year. This increase is mainly due to interest income growth and foreign exchange gains derived from the Company’s hedging strategy.

Income Taxes

During the nine-month period, income tax expense amounted to $0.7 million compared to $1.1 million in the prior year. The income tax charge in fiscal 2004 was mainly due to the profitability of the company’s activities in Germany and Asia.

Balance Sheet and Cash Flow Discussion

Cash on March 31, 2004 increased to $49.3 million from $39.9 million on June 30, 2003, primarily from operating activities and tight control of our working capital which accounted for $4.3 million of the increase. In addition, $3.5 million of proceeds were generated from the issuance of shares under the Company’s employee share purchase plans, and the stronger euro had a $3 million positive impact on the cash. Accounts receivable as of March 31, 2004 are 71 days sales outstanding in a continued focus on collections and credit control.

Shareholders’ equity on March 31, 2004, increased to $50.0 million from $42.3 million on June 30, 2003, reflecting the issuance of shares under the Company’s employee share purchase plans, the impact of the stronger euro on the cumulative currency translation adjustment as well as the Company’s profitability. On March 31, 2004, the Company had 17,601 thousand of shares issued and outstanding, compared to 16,901 thousand in June 30, 2003, primarily reflecting the issuance in the quarter of 630,000 shares under the Company’s employee share purchase plans.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

The trailing 12 month period noted above, represents the summation of revenues for the 12 months ended March 31, 2004. The amount represents the summation of revenues, expressed in thousands of dollars, for the quarters ended June 30, September 30, December 31, 2003 and March 31, 2004 of $23,517, $22,614, $25,611, and $28,270 respectively. The total amount is $100,013.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark, and ILOG JRules and JViews are trademarks of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2004

ILOG S.A.

By:	/s/ Jerome Arnaud
Jerome Arnaud
Chief Financial Officer